INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Trustees of
Fund for Government Investors:
We have examined management's assertion about Fund for Government Investors' (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 2, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 2, 2000, and with respect to agreement of security purchases and sales, for the period from December 31, 1999 (the date of our last examination) through August 2, 2000:

* Confirmation of all securities held by Rushmore Trust and Savings, FSB ("Rushmore Trust") in book entry form for the account of the Fund;

* Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by the Federal Reserve Book Entry System (the "Fed"), as agent for Rushmore Trust;

* Confirmation with the Fed of all securities held by the Fed in book entry form for the account of Rushmore Trust;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

* Reconciliation of all such securities to the books and records of the Rushmore Trust and the Fund; and

* Agreement of two security purchases and three security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Fund for Government Investors was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 2, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Fund for Government Investors, the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Princeton, New Jersey
August 8, 2000